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                            GEOPULSE EXPLORATION INC.
                       1055 W. Hastings Street, suite 1980
                              Vancouver, BC V6E 2E9
                            Telephone: (604) 688-8002
                               Fax: (604) 688-8030


February 14, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:  John Cannarella

Dear Sirs:

Re:      Form SB-2 - File No. 333-137519
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Further to your  comment  letter  dated  January  12,  2007  regarding  our SB-2 registration statement, we reply as follows:

General

1. Please note that the contact information provided on the amended front cover page of the registration statement appears to be incorrect. The phone number provided belongs to Minco Mining and Metals Corporation, a company with which your corporate secretary previously had been affiliated. Consequently, we reissue prior comment 3 of our letter dated October 19, 2006. Please revise or advise.

         Our principal executive offices are located in a shared office whose tenants include Minco Mining and Metals Corporation. We have updated our disclosure to indicate that our corporate telephone number is 778-318-4988.

2. We note your revisions in response to prior comment 5. Further supplement and clarify in your disclosure if any triggering events have been identified by the board that would determine when compensation would be paid to Dr. Sun and Ms. Bergstrom and, if so, the terms of such compensation (e.g. salary and/or stock options).

         We have added the following disclosure to the section entitled "Consulting Agreements":

         "Our Board of Directors has not identified any triggering events that would determine when compensation will be paid to Dr. Sun or Ms. Bergstrom or what the terms of such compensation would be."

Risk Factors, page 6
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Description of Business, page 20
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Description, Location and Access, page 20
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3.       We refer you to response 12 of your letter dated  December  26,  2006.
         The map was not included as indicated in your response. We reissue prior comment 12.

         We have filed the location map in the body of the amended prospectus.

Exhibits

4. Although you reference in your responses that the consent of Dr. Dawson and a revised legal opinion were filed, we note that these exhibits were not filed with your amendment. Consequently, we reissue prior comments 13 and 16.

         We have filed the consent of Mr. Dawson and the revised legal opinion as exhibits to our amended registration statement.

Consent

5. We note your response to comment 17 in our letter dated October 19, 2006 and the revisions to your disclosure. We note that the consent that was filed with the registration statement file on December 26, 2006 refers to a registration statement filed on December 21, 2006. Please clarify which registration statement this consent relates to.

         We have filed an updated consent with our amended registration statement.

Note 2, Mineral Interests

6. We note your response to comment 15 in our letter dated October 19, 2006. You have indicated that your policy is to expense exploration expenses until such time as proven and probable reserves have been properly established. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of the existence of reserves or the stage of development of the business enterprise. Please modify your policy accordingly. Please refer to SEC Industry Guide 7 for additional clarification.

         We have amended our accounting policy to reflect that all exploration expenses are expenses, regardless of the existence of reserves.

7. We note your response to prior comment 15 and your accounting policy stating, "Mineral Property acquisition, exploration and development costs are expensed as incurred until such time as economic reserves are quantified." Please explain why acquisition costs have been expensed. Refer to paragraph 9 of EITF 04-2.

         We have amended our accounting policy to include an explanation to indicate under which circumstances acquisition costs are expensed.

Sincerely yours,

GEOPULSE EXPLORATION INC.

Per: /s/ Tim Sun
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DR. TIM SUN
President